UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-1


                    Under the Securities Exchange Act of 1934


                            CYBERAMERICA CORPORATION

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232456 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Richard Surber
                          268 West 400 South, Suite 300
                            Salt Lake City, UT 84101
                                 (801) 575-8073
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No.   232456 20 2                                       Page 1 of 15 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in Utah

                           7)       SOLE VOTING POWER                   34,800
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                 - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER              34,800
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON A-Z Professional Consultants, Inc. - 34,800

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%

14)      TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.   232456 20 2                                      Page 2 of 15 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Oil, L.L.C.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                    - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                  - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER               - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER             - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 - -A-Z Oil, L.L.C.

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   232456 20 2                                       Page 3 of 15 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander W. Senkovski Irrevocable Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Trust organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                 27,379
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER            27,379
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,379-Alexander W. Senkovski Irrevocable Trust

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No.   232456 20 2                                       Page 4 of 15 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants, Inc. Retirement Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Trust organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                 83,066
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER            83,066
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,066-A-Z Professional Consultants, Inc. Retirement Trust

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No.   232456 20 2                                       Page 5 of 15 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BonnieJean C. Tippetts

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

         Ms. Tippetts expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ms. Tippetts is an individual and a citizen of the State of Utah.

                           7)       SOLE VOTING POWER                 - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER               145,245
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER            - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          145,245

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,245 - by BonnieJean C. Tippetts as trustee of trusts or officer of companies named herein.

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X ) Ms. Tippetts expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2 %

14)      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

CUSIP No.   232456 20 2                                       Page 6 of 15 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Z. Wolfson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )

         Mr. Wolfson expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mr. Wolfson is an individual and a citizen of the State of Utah.

                           7)       SOLE VOTING POWER                 145,245
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER            145,245
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,245 - by Allen Z. Wolfson as control person of the trusts, corporation, and LLC reporting herein.

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X ) Mr. Wolfson expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2 %

14)      TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of CyberAmerica Corporation (the "Common Stock"). CyberAmerica Corporation is a Nevada corporation with principal executive offices located at 268 West 400 South, Suite 300, Salt Lake City, UT 84101 (the "Issuer").

Item 2.  Identity and Background

(a) This statement is filed by A-Z Professional Consultants, Inc. ("A-Z Professional"); A-Z Oil, LLC ("A-Z Oil"); the Alexander W. Senkovski Irrevocable Trust ("Senkovski Trust"); the A-Z Professional Consultants, Inc. Retirement Trust ("Retirement Trust"); BonnieJean C. Tippetts ("Tippetts"), and Allen Z. Wolfson ("Allen Wolfson").

(b) The principal address for A-Z Professional is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for A-Z Oil is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the Senkovski Trust is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the Retirement Trust is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for Tippetts is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for Allen Wolfson is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115.

(c) A-Z Professional is a financial consulting firm. A-Z Oil is a gas and petroleum product supplier. The Senkovski Trust is an irrevocable trust. The Retirement Trust is a retirement trust. Tippetts is the sole officer and director of A-Z Professional, the Managing Director of A-Z Oil, and the Trustee for each of the trusts. Tippetts has also been an employee of one of the subsidiary companies of the Issuer, CyberAmerica Corporation, but employment is planned to terminate effective September 15, 2000. Allen Wolfson is the sole owner of A-Z Professional and A-Z Oil, and the settlor of each of the trusts named herein.

(d) A-Z Professional has not been convicted in a criminal proceeding during the last five years. A-Z Oil has not been convicted in a criminal proceeding during the last five years. The Senkovski Trust has not been convicted in a criminal proceeding during the last five years. The Retirement Trust has not been convicted in a criminal proceeding during the last five years. Tippetts has not been convicted in a criminal proceeding during the last five years. Allen Wolfson has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, none of the 6 persons filing this statement (namely A-Z Professional, A- Z Oil, the Senkovski Trust, the Retirement Trust, Tippetts, and Allen Wolfson) have been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) A-Z Professional is a Utah corporation. A-Z Oil is a Utah limited liability company. The Senkovski Trust is a Utah trust. The Retirement Trust is a Utah trust. Tippetts is an individual, a citizen of the State of Utah, and also an employee of one of the subsidiary companies of the Issuer. Allen Wolfson is an individual and a citizen of the State of Utah.

Item 3.  Source and Amount of Funds or Other Consideration

         The 6 entities named in this Schedule 13D/A-1 (sometimes collectively referred to as the "A-Z Entities") originally acquired the Issuer's shares which triggered reporting on Schedule 13D through private transactions and broker-dealer market transactions effected from March 1999 through July 2000, described in greater detail in Section 5, below. The consideration paid for such shares was cash and forgiveness of debt.

         In its original filing of Schedule 13D, A-Z Professional reported that, on May 24, 1999, it purchased 76,196 shares of CyberAmerica common stock for a total of $138,908.77 in cash.

         In its original filing of Schedule 13D, A-Z Oil reported that, between May 21, 1999 and June 2, 1999, it purchased 3,000 shares of CyberAmerica common stock for a total of $4,031.25 in cash.

         In its original filing of Schedule 13D, Senkovski Trust reported that between May 12 and May 25, 1999, it purchased 18,000 shares of CyberAmerica common stock for a total of $25,203.13 in cash.

         The source of funds for these transactions came from working capital (in the case of A-Z Professional and A-Z Oil) and personal funds (in the case of the Senkovski Trust and the Retirement Trust). Tippetts acquired no direct beneficial ownership of such shares through these transactions, but has indirect-or shared-control over the shares by virtue of her position as President of A-Z Professional, Managing Director of A-Z Oil, and Trustee of the Senkovski, AZW and Retirement Trusts. Hence, the source of funds for Ms. Tippetts' ownership derives from the funds of the other 5 entities reporting under this Schedule 13D/A-1. Allen Wolfson owns or controls A-Z Professional, A-Z Oil, and the two trusts; hence, the source of funds for his ownership came from those entities.

         Furthermore, on or about June 22, 2000, the Issuer and the A-Z Entities entered into a Stock Purchase Agreement of June, 2000 (attached as an exhibit to this Schedule 13D/A-1) in which the Issuer bought back a total of 441,730 shares of CyberAmerica common stock from the A-Z Entities and the David Michael LLC. The amount and source of the consideration for these shares was the forgiveness of a total of $662,595 in debt which the A-Z Entities and David Michael LLC owed to the Issuer, as detailed in the Schedule attached as Exhibit A to the Stock Purchase Agreement of June, 2000.


Item 4.  Purpose of Transaction

         Although the A-Z Entities have from time to time bought and sold the Issuer's stock, the A-Z Entities sold back to the Issuer on or about June 22, 2000 large blocks of stock (274,796 shares from A-Z Professional and 4,834 shares from the Retirement Trust) for the purpose of reducing the A-Z Entities' influence and control over the Issuer. The Issuer has publicly expressed its desire to separate itself from the A-Z Entities, and the repurchase of these large blocks of stock is hereby expressly stated to further the purpose of creating a larger and clearer degree of separation between the Issuer and the A-Z Entities.

         The following discussion further elaborates on the purpose or purposes of the acquisition of the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer.

A-Z Professional

A-Z Professional acquired its shares in market transactions for investment purposes. A-Z Professional is a consulting company which is 100% owned by Allen Wolfson and of which Tippetts is the President. The company is in the business of providing financial and management consulting services to small companies. A-Z Professional owns less than 2% of the shares of CyberAmerica Corporation.

A-Z Professional has no current plans to purchase additional shares of CyberAmerica Corporation. A-Z Professional may continue to dispose of its shares of CyberAmerica Corporation in market transactions.

A-Z Professional has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. A-Z
Professional does not plan to take an active part in the Issuer's corporate affairs.

A-Z Oil

A-Z Oil acquired its shares in market transactions for investment purposes. A-Z Oil is a gas and petroleum product supplier which is 100% owned by Allen Wolfson and of which Tippetts is the Managing Director. A-Z Oil owns no shares of CyberAmerica Corporation.

A-Z Oil has no current plans to purchase additional shares of CyberAmerica Corporation.

A-Z Oil has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. A-Z Oil does not plan to take an active part in the Issuer's corporate affairs.

The Senkovski Trust

The Senkovski Trust acquired its shares in market transactions for investment purposes. The Senkovski Trust is an irrevocable trust of which Allen Wolfson is the settlor (for the benefit of his minor child) and Tippetts is the Trustee. The Senkovski Trust owns 1% of the shares of CyberAmerica Corporation.

The Senkovski Trust has no current plans to purchase additional shares of CyberAmerica Corporation, though it may continue to dispose of its shares of CyberAmerica Corporation in market transactions.

The Senkovski Trust has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The Senkovski Trust does not plan to take an active part in the Issuer's corporate affairs.

The Retirement Trust

The Retirement Trust acquired its shares in market transactions for investment purposes. The Retirement Trust is a trust which is 100% owned by Allen Wolfson and of which Tippetts is the Trustee. The Retirement Trust owns 3% of the shares of CyberAmerica Corporation.

The Retirement Trust has no current plans to purchase additional shares of CyberAmerica Corporation. The Retirement Trust may continue to dispose of its shares of CyberAmerica Corporation in market transactions.

The Retirement Trust has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The Retirement Trust does not plan to take an active part in the Issuer's corporate affairs.

BonnieJean C. Tippetts

Ms. Tippetts has no current plans to purchase additional shares of CyberAmerica Corporation. Ms. Tippetts may continue to dispose of her shares of CyberAmerica Corporation in market transactions.

Ms. Tippetts has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Ms. Tippetts does not plan to take an active part in the Issuer's corporate affairs.

Allen Wolfson

Allen Wolfson has no current plans to purchase additional shares of CyberAmerica Corporation. Mr. Wolfson may continue to dispose of his shares of CyberAmerica Corporation in market transactions.

Mr. Wolfson has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Mr. Wolfson does not plan to take an active part in the Issuer's corporate affairs.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers which the reporting person(s) identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

A-Z Professional expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

A-Z Oil expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The Senkovski Trust expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The Retirement Trust expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

Tippetts expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z Professional, A-Z Oil, the Senkovski Trust, or the Retirement Trust. Tippetts expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

Allen Wolfson expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

(c) Since the most recent filing on Schedule 13D, the following transactions have been effected:

By A-Z Professional:
-------------------


       Date      Amt.   Bought/Sold   Price Per Share         Where/How Sold
     6/8/99       500      (buy)         $1.39        Market transaction via broker-dealer
     6/8/99     5,000      (buy)         $1.55        Market transaction via broker-dealer
     6/9/99     1,500      (buy)         $1.47        Market transaction via broker-dealer
    6/14/99     8,000      (buy)         $0.97        Market transaction via broker-dealer
    6/23/99     1,000      (buy)         $1.24        Market transaction via broker-dealer
    6/30/99     9,000      (buy)         $1.22        Market transaction via broker-dealer
    7/21/99     5,500      (buy)         $1.26        Market transaction via broker-dealer
    7/23/99    25,000      (buy)         $1.17        Market transaction via broker-dealer
    7/23/99     7,500      (buy)         $1.26        Market transaction via broker-dealer
     8/2/99       500      (buy)         $1.34        Market transaction via broker-dealer
     8/4/99     6,000      (buy)         $1.23        Market transaction via broker-dealer
    8/12/99     4,500      (buy)         $1.23        Market transaction via broker-dealer
    8/16/99     2,500      (buy)         $0.98        Market transaction via broker-dealer
     9/3/99     3,500      (buy)         $0.88        Market transaction via broker-dealer
    9/29/99     5,500      (buy)         $0.97        Market transaction via broker-dealer
    10/4/99     7,000      (buy)         $1.34        Market transaction via broker-dealer
   10/13/99    17,500      (buy)         $1.29        Market transaction via broker-dealer
   10/13/99     6,000      (buy)         $1.28        Market transaction via broker-dealer


                                       11





   10/29/99     3,000      (buy)         $1.17        Market transaction via broker-dealer
    11/1/99     5,000      (buy)         $1.16        Market transaction via broker-dealer
    11/2/99     4,000      (buy)         $1.05        Market transaction via broker-dealer
   11/15/99     7,500      (buy)         $1.03        Market transaction via broker-dealer
   11/30/99     5,000      (buy)         $1.23        Market transaction via broker-dealer
   11/30/99       500      (buy)         $1.65        Market transaction via broker-dealer
    12/6/99     5,300      (buy)         $1.98        Market transaction via broker-dealer
    12/7/99     1,000      (buy)         $1.64        Market transaction via broker-dealer
    12/9/99     1,000      (buy)         $1.58        Market transaction via broker-dealer
   12/10/99     1,000      (buy)         $1.32        Market transaction via broker-dealer
    1/26/00     1,000      (buy)         $1.90        Market transaction via broker-dealer
     3/6/00    10,000      (buy)         $2.00        Market transaction via broker-dealer
     3/6/00       500      (buy)         $2.12        Market transaction via broker-dealer
     3/8/00       500      (buy)         $2.00        Market transaction via broker-dealer
    3/13/00     1,000      (buy)         $2.00        Market transaction via broker-dealer
    3/13/00       500      (buy)         $2.12        Market transaction via broker-dealer
    3/14/00     1,000      (buy)         $2.25        Market transaction via broker-dealer
    3/14/00     1,000      (buy)         $2.54        Market transaction via broker-dealer
    3/14/00     3,000      (buy)         $2.44        Market transaction via broker-dealer
    3/16/00       500      (buy)         $2.12        Market transaction via broker-dealer
    3/29/00       500      (buy)         $3.79        Market transaction via broker-dealer
    3/30/00     5,000      (buy)         $3.68        Market transaction via broker-dealer
    5/24/00     1,000      (buy)         $2.74        Market transaction via broker-dealer
     6/5/00     7,100      (buy)         $3.35        Market transaction via broker-dealer
     6/6/00     7,200      (buy)         $3.25        Market transaction via broker-dealer
     6/9/00     1,000      (buy)         $2.48        Market transaction via broker-dealer
     6/9/00     1,000      (buy)         $2.56        Market transaction via broker-dealer
    6/12/00     2,500      (buy)         $2.84        Market transaction via broker-dealer
    6/14/00     1,100      (buy)         $2.22        Market transaction via broker-dealer


                                       12





   6/26/00    274,796      (sell)        $1.50        Sold to CyberAmerica for debt forgiveness
   6/27/00        500      (buy)         $1.52        Market transaction via broker-dealer
    7/5/00      1,000      (buy)         $2.03        Market transaction via broker-dealer
   7/12/00      1,000      (buy)         $1.72        Market transaction via broker-dealer
   7/26/00        800      (buy)         $1.13        Market transaction via broker-dealer
   8/22/00      1,000      (sell)        $1.70        Market transaction via broker-dealer


By A-Z Oil:
----------


    Date         Amt.   Bought/Sold  Price Per Share     Where/How Sold

   6/14/99      1,000      (buy)         $1.03        Market transaction via broker-dealer
   6/23/99      7,000      (buy)         $1.31        Market transaction via broker-dealer
   8/22/00     11,000      (sell)        $2.13        Market transaction via broker-dealer



By Senkovski Trust


    Date         Amt.   Bought/Sold  Price Per Share     Where/How Sold

   8/19/99      2,500      (buy)         $1.13        Market transaction via broker-dealer
   8/22/00      5,000      (sell)        $1.81        Market transaction via broker-dealer



By Retirement Trust


            Date Amt.  Bought/Sold         Price Per Share     Where/How Sold

   12/20/99     2,000      (buy)         $1.30        Market transaction via broker-dealer
    5/31/00    21,000      (buy)         $3.26        Market transaction via broker-dealer
     6/7/00    28,100      (buy)         $3.09        Market transaction via broker-dealer
     6/8/00    31,300      (buy)         $3.09        Market transaction via broker-dealer
     6/8/00     5,000      (buy)         $2.84        Market transaction via broker-dealer
    6/26/00    4,834       (sell)        $1.50        Sold to A-Z Professional Consultants, Inc.

By BonnieJean C. Tippetts:
-------------------------

Please refer to the foregoing sales by A-Z Professional, A-Z Oil, the Senkovski Trust, and the Retirement Trust, in which Ms. Tippetts is indirectly interested due to her position as President of A-Z Professional, Managing Director of A-Z Oil, and Trustee of the two trusts. No transactions other than as listed for those 4 entities are attributable to her.

By Allen Wolfson:
----------------

Please refer to the foregoing sales by A-Z Professional, A-Z Oil, the Senkovski Trust, and the Retirement Trust, in which Ms. Tippetts is indirectly interested due to his position as 100% owner of A-Z Professional and A-Z Oil, and settlor of the two trusts. No transactions other than as listed for those 4 entities are attributable to him.


(d) As mentioned above, Allen Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein. Allen Wolfson owns 100% of A-Z Professional and A-Z Oil, and he is the settlor of the Senkovski Trust (created for the benefit of his minor child) and the Retirement Trust.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A-Z Professional Consultants, Inc. works as an independent consultant to CyberAmerica Corporation. A-Z Professional's primary function is to locate potential transactions on CyberAmerica's behalf and present them to CyberAmerica's management. A-Z Professional has served CyberAmerica in this capacity since 1992. During the year 2000, A-Z Professional primarily performed services on CyberAmerica's behalf to locate potential transactions for the purchase and sale of CyberAmerica's real estate holdings.

CyberAmerica does not currently have any formal consulting arrangement with A-Z Professional. Although CyberAmerica previously provided A-Z Professional with office space, that arrangement has been terminated, and A-Z Professional has relocated to new offices several miles away from CyberAmerica. CyberAmerica may agree to compensate A-Z Professional on a transaction by transaction basis in the future. During the year 2000, A-Z Professional was instrumental in several transactions involving the purchase, sale and financing of real estate held by CyberAmerica and its subsidiaries.

As mentioned above, Allen Wolfson owns 100% of A-Z Professional and A-Z Oil and is the settlor of the Senkovski and Retirement Trusts. BonnieJean C. Tippetts is the President of A-Z Professional, the Managing Director of A-Z Oil, and the Trustee of the Senkovski and Retirement Trusts.

Item 7.  Material to Be Filed as Exhibits.

         Attached as Exhibit A is a copy of the Stock Purchase Agreement of June, 2000 between CyberAmerica Corporation and A-Z Professional Consultants, Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           A-Z Professional Consultants, Inc.
                           a Utah corporation

Date:  9/13/2000           By:   /s/ BonnieJean C. Tippetts
      ---------------------     ------------------------------------------------
                                  BonnieJean C. Tippetts, President


                           A-Z Oil, LLC
                           a Utah limited liability company

Date:  9/13/2000           By:   /s/ BonnieJean C. Tippetts
      ---------------------     ------------------------------------------------
                                  BonnieJean C. Tippetts, Managing Director


                           Alexander W. Senkovski Irrevocable Trust a Utah trust

Date:  9/13/2000           By:   /s/ BonnieJean C. Tippetts
      ---------------------     ------------------------------------------------
                                  BonnieJean C. Tippetts, Trustee


                           A-Z Professional Consultants, Inc. Retirement Trust a Utah trust

Date:  9/13/2000           By:  /s/ BonnieJean C. Tippetts
      ---------------------     ------------------------------------------------
                                  BonnieJean C. Tippetts, Trustee

                           BonnieJean C. Tippetts
                           A resident of Utah

Date: 9/13/2000            By:   /s/ BonnieJean C. Tippetts
      ---------------------     ------------------------------------------------
                              BonnieJean C. Tippetts, in her individual capacity

                           Allen Z. Wolfson
                           A resident of Utah

Date: 9/13/2000            By:   /s/ Allen Z. Wolfson
      ---------------------     ------------------------------------------------
                                  Allen Z. Wolfson, in his individual capacity

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).